June 26, 2007

Mail Stop 4561

Mr. Ronald L. Havner, Jr.
Chief Executive Officer
Public Storage, Inc.
701 Western Avenue
Glendale, CA 91201

   Re: **Public Storage, Inc.**
     Form 10-K for the year ended December 31, 2006
     Form 10-Q for the quarter ended March 31, 2007
     Filed 3/1/07
     File No. 1-08389

Dear Mr. Havner:

   We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Instruments, page F-9

1. Please advise us if the cash and cash equivalents held by your captive insurance entities is legally restricted. If so, please segregate this amount on your balance

sheet in future filings and discuss the restrictions placed on your ability to withdraw the funds.

<u>Schedule III – Real Estate and Accumulated Depreciation, page F-48</u>

2.   Please revise the schedule of real estate and accumulated depreciation in future filings to include the life on which depreciation in the latest income statement is computed. Refer to Rule 12-28 of Regulation S-X.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant